Exhibit 99.2

To the Board of Directors of Millicom International Cellular S.A.

Attention:

Mauricio Ramos

Chairman of the Board of Directors

May 23rd, 2024

STRICTLY PRIVATE & CONFIDENTIAL INSIDE INFORMATION

Dear Mauricio, Dear Directors,

Atlas Investissement or an affiliate thereof (“Atlas” or “we”) has been working on a potential all-cash acquisition of all the shares that we do not currently own in Millicom International Cellular S.A. (“Millicom” or the “Company”). As part of our preparatory work, we have held discussions with financing banks.

In that context, we wanted to clarify our position vis-à-vis the Company, and we are pleased to submit this letter as a non-binding indication of interest in exploring such all-cash offer.

We believe that an offer from Atlas would offer (i) compelling value, (ii) high transaction certainty and (iii) a unique liquidity opportunity to Millicom investors, and would therefore be in the best interest of the Company and all its investors.

We have begun exploratory discussions with potential lenders to support a price of 24.0 USD per common share, and the SEK equivalent per SDR (the “Offer Price”). We are confident that we can progress these conversations to a successful outcome in the coming weeks.

We believe the potential Offer Price would be highly attractive to the shareholders of the Company, including by reference to the Company’s historical and target share prices.

•	Attractive relative to historical trading prices: The potential Offer Price would represent a 19% premium to Millicom’s volume-weighted average price for the previous 3 months; a 27% premium over its volume-weighted average price for the previous 6 months, and 38% premium to Millicom’s volume-weighted average price for the previous 12 months.

•	Higher than median of brokers’ target prices: Time-adjusted target prices from brokers are between $15.6 and $25.9, with a median at $23.9 (11 brokers published since Millicom’s Q1 results)

Our contemplated offer would provide all Millicom shareholders with a full cash exit option, in an environment where liquidity has been relatively weak for holders of SDRs and Common Shares:

•	Since our entry as main shareholder, the liquidity has reduced significantly from c.0.5% of the shares outstanding (1-month average daily trading volume) to c.0.2% today. This potential offer would represent a unique liquidity event for investors

•	Many investors have been shareholders for many years without having had opportunities to monetize their investment at an attractive price

We anticipate that the Company’s board of directors would form an independent committee in connection with a potential offer and we look forward to presenting our proposal to the committee in short order, including the reasons for our conviction that the proposed price would be attractive to all shareholders based on the performance of the stock price during the relevant periods.

We would also like to share with you the additional information that we will require from the Company in order to proceed with a potential offer, which remains subject to a number of conditions at this stage.

For legal reasons, we need to stress that this letter is not intended to be, nor in any way constitutes, an offer to purchase securities of the Company or any of its affiliates, nor should it be construed as a binding offer or agreement in any respect. We reserve the right to amend the foregoing in all respects and terminate any discussions with respect to a potential transaction at any time and for any (or no) reason, in our sole discretion. Atlas, its affiliates, and their respective directors, officers, employees and advisors shall have no liability whatsoever to Millicom or anyone else in relation to this letter.

Please also note that we intend for this letter (including its existence and content) to remain confidential, subject to applicable laws and regulations.

We look forward to hearing from you in the coming days and to have the opportunity to present our plan and proposal further in person.

Yours sincerely,

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